Exhibit (a)(1)(G)

IMPORTANT REMINDER

January 3, 2025

To Holders of PacifiCorp Preferred Stock:

This letter is to remind you of the upcoming January 24, 2025 deadline pertaining to the offers by PPW Holdings LLC, a Delaware limited liability company (“we” or “PPW”) and an affiliate and sole holder of the common stock of PacifiCorp, an Oregon corporation, to purchase for cash any and all of PacifiCorp’s outstanding shares of:

(i)     6.00% Serial Preferred Stock at a purchase price of $155.00 per share and

(ii)    7.00% Serial Preferred Stock at a purchase price of $180.00 per share,

plus in each case accrued but unpaid dividends, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 17, 2024, as amended by Amendment No. 1, dated December 23, 2024, and Amendment No. 2, dated December 27, 2024 (as so amended and as may be further amended or supplemented from time to time, the “Offer to Purchase”) and in the accompanying Letter of Transmittal as it may be amended or supplemented from time to time. The Offer to Purchase, together with the Letter of Transmittal, constitutes the “Offers.”

We previously sent the Offer to Purchase and Letter of Transmittal to you by mail on or around December 17, 2024.

You may tender your shares of Preferred Stock until the applicable Offer expires. The Offers will expire at 5:00 P.M., New York City time, on January 24, 2025, unless PPW extends or earlier terminates the Offers.

Holders must tender their shares of Preferred Stock in accordance with the procedures set forth in the Offer to Purchase and Letter of Transmittal, copies of which have been previously sent to you.

To tender shares of Preferred Stock, the Letter of Transmittal and any other required documents should be sent by each holder of shares of Preferred Stock or that holder’s broker, dealer, commercial bank, trust company or nominee to Computershare Trust Company, N.A. (the “Depositary”), at its address set forth below. Alternatively, holders may submit their tenders online by visiting the Web Platform at pacificorp.computersharecas.com and following the instructions on the site. Please contact the Depositary at the contact information set forth below to confirm delivery of any shares of Preferred Stock:

Computershare Trust Company, N.A.
By Mail or Overnight Courier:
150 Royall St. Suite V
Canton, MA 02021

For questions regarding how to tender and/or to request additional copies of the Offer to Purchase, the Letter of Transmittal, or other documents related to the Offers, please contact the Information Agent for the Offers, Georgeson, LLC:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor
New York, New York 10104

Shareholders, Banks and Brokers
Call Toll Free: (866) 308-4150
Email: PacifiCorp@georgeson.com

For questions regarding the terms of the Offers, please contact the Dealer Manager for the Offers, Citigroup Global Markets Inc.:

Citigroup Global Markets Inc.
388 Greenwich Street, Trading 4th Floor
New York, New York 10013
Attn: Liability Management Group

Toll-Free: (800) 588-3745
Collect: (212) 723-6106
Email: ny.liabilitymanagement@citi.com

Holders of shares of Preferred Stock also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offers.

The expiration of the Offers is quickly approaching, and according to our records, your shares have not been received by the Depositary. If you have recently tendered your shares of Preferred Stock, we thank you for your support.

Thank you for your time and effort.

Sincerely,

Jeffery B. Erb
Secretary